                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                        Commercial Labor Management, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  201717-20-4
           --------------------------------------------------------
                                 (CUSIP Number)

   137 North Larchmont Boulevard, Suite #507, Los Angeles, California 90004
   ------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 October 27, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages



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CUSIP No. 201717-20-4                 13D                 Page 2 of 3 Pages
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

  Mark J. Richardson and Edward L. Torres
  ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                      PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
  United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting     Mark J. Richardson: 2,220,700
 Beneficially Owned                 Power         Edward L. Torres: 2,100,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power         None
                             --------------------------------------------------
                              (9) Sole Dispositive Mark J. Richardson: 2,220,700
                                   Power           Edward L. Torres: 2,100,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
  4,320,700
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
  Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
  94.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*     Mark J. Richardson  IN
                                   Edward L. Torres    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page 3 of 3 Pages


ITEM 1.  SECURITY AND ISSUER

         Common Stock, Par Value $.001 Per Share
         137 North Larchmont Boulevard, Suite #507
         Los Angeles, California 9004

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Mark J. Richardson
         (b) 1299 Ocean Avenue, Suite 900
             Santa Monica, California 90401
         (c) Law Offices of Richardson & Associates
             Partner in Law Firm
             1299 Ocean Avenue, Suite 900
             Santa Monica, California 90401
         (d) None
         (e) None

         (a) Edward L. Torres
         (b) 137 North Larchmont Boulevard, Suite #507
             Los Angeles, California 90004
         (c) Independent Consultant
             President of Issuer
             137 North Larchmont Boulevard, Suite #507
             Los Angeles, California 90004
         (d) None
         (e) None

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal Funds, Services and Shares of Issuer's Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The reporting persons each acquired 2.1 million shares of the Issuer's Common Stock directly from the Issuer to hold for conveyance or redemption in connection with any business combination that the Issuer may enter into in the future, and in consideration for shares surrendered, services performed and funds advanced by them on behalf of the Issuer. The reporting persons may receive consideration for the conveyance or redemption of all or a portion of such shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mark J. Richardson: 2,220,700 or 48.6%
           Sole Voting and Dispositive Power.

         Edward L. Torres: 2,100,000 or 45.9%
           Sole Voting and Dispositive Power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.





                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         October 30, 1998
                                       ----------------------------------------
                                       (Date

                                         /s/ Mark J. Richardson
                                       ----------------------------------------
                                       (Signature)

                                         /s/ Edward L. Torres
                                       ----------------------------------------
                                       (Signature)

                                         Owners
                                       ----------------------------------------
                                       (Name/Title)